                                                                    EXHIBIT 12.1

                            UROHEALTH SYSTEMS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES


                                                       NINE
                                                      MONTHS     NINE MONTHS   12-MONTHS                 PRO FORMA
                        YEAR ENDED JUNE 30,           ENDED         ENDED        ENDED      YEAR ENDED   YEAR ENDED
                   ------------------------------   MARCH 31,     MARCH 31,    MARCH 31,    MARCH 31,    MARCH 31,
                     1993       1994       1995        1995         1996          1996         1997         1997
                   --------   --------   --------   ----------   -----------   ----------   ----------   ----------
                                                              (IN THOUSANDS)
Net income
  (loss).........  $(13,441)  $(24,804)  $(24,837)   $(19,299)    $ (23,024)    $(27,527)    $(86,483)    $(98,368)
  Add:
    Extraordinary
      item.......        --         --         --          --            --           --        2,973        2,973
    Taxes........       837        566      1,386       1,069           431          748         (227)        (227)
    Fixed
      charges....       688      1,014        974         684         1,436        1,648        8,632       20,517
                   --------   --------   --------    --------      --------    ---------     --------     --------
      Earnings...   (11,916)   (23,224)   (22,477)    (17,546)      (21,157)     (25,131)     (75,105)      75,105
Fixed Charges
  Interest.......       325        406        367         254         1,059        1,165        8,143       20,028
  Interest
    portion of
    rent
    expense......       363        433        529         367           322          413          464          464
  Preferred stock
    dividends....        --        175         78          63            55           70           25           25
                   --------   --------   --------    --------      --------    ---------     --------     --------
      Total fixed
        charges..       688      1,014        974         684         1,436        1,648        8,632       20,517
Ratio of earnings
  to fixed
  charges(1).....        --         --         --          --            --           --           --           --


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(1) For purposes of computing the ratio of earnings to fixed charges, (i)
    earnings represents income (loss) from continuing operations before income taxes plus fixed charges, and (ii) fixed charges consists of interest expense, the portion of rent expense representing interest, and dividends on the preferred stock of a subsidiary. The Company had a deficiency of earnings compared to its fixed charges for the years ended June 30, 1993, 1994 and 1995 and for the nine months ended March 31, 1995 and 1996 and the years ended March 31, 1996 and 1997 of $12.6 million, $24.2 million, $23.5 million, $18.2 million, $22.6 million, $26.8 million and $83.7 million, respectively. On a pro forma basis to reflect the completion of the Offering, the Company had a deficiency of earnings compared to fixed charges for the year ended March 31, 1997 of $95.6 million.